United Natural Foods, Inc.
313 Iron Horse Way
Providence, RI 02908

February 9, 2018

VIA EDGAR

William H. Thompson
Accounting Branch Chief
Office of Consumer Products
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	United Natural Foods, Inc.
Form 10-K for the Fiscal Year Ended July 29, 2017
Filed September 26, 2017
Form 8-K filed December 7, 2017
File No. 1-15723

Dear Mr. Thompson,

This letter sets forth the response of United Natural Foods Inc. (the “Company,” “United Natural Foods,” “we,” “us,” “our” or similar terms), to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), as set forth in the Staff’s letter of January 31, 2018 (the “Comment Letter”), regarding the above-referenced reports.

For reference purposes, the text of each of the Staff’s numbered comments has been provided herein in bold. Our responses follow each of the comments. We have reviewed our responses set forth in this letter with our independent registered public accounting firm.

Form 10-K for the Fiscal Year Ended July 29, 2017
Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
11. Retirement Plans, page 63

1.We note that you contribute to multiple multi-employer plans. Please tell us your consideration of providing the disclosures required by ASC 715-80-50-4 through 50-10.

We contribute to three multi-employer plans for certain of our associates that are represented by unions. Based on the most recently available information extending to the date of filing of our Annual Report on Form 10-K for the fiscal year ended July 29, 2017, the Company determined that none of the three plans were individually significant to our consolidated financial statements and therefore, did not include the narrative disclosures required by ASC 715-80-50-4 or the tabular disclosures required by sections 50-5 through 50-10 of ASC 715-80. The following factors were considered when determining that none of our multi-employer plans were individually significant:

•
As of the end of the fiscal year ended July 29, 2017 we had withdrawn from one of the three plans which had a withdrawal liability of approximately $5.4 million, the present value of which was recorded in our consolidated financial statements, and began making withdrawal payments which total approximately $0.3 million annually.

•
The total combined estimated withdrawal liability for the two active plans was less than $3.5 million based on the most recently available information. The Company does not currently have any intention to withdraw from the two active plans.

•
As of the end of the fiscal year ended July 29, 2017, of our 9,700 active employees, the Company had approximately 150 union employees participating in the two active plans, which represented approximately 1.5% of our workforce.

•	The total combined annual contributions made to the two active plans were less than $0.5 million in the fiscal year ended July 29, 2017.

•
There were no recent changes that affected comparability from period to period and (excluding the one plan from which we have withdrawn) future contributions to these multi-employer plans are expected to be consistent with current levels.

We believe that all factors above support the conclusion that our multi-employer plans were not individually significant and therefore, disclosure of such plans under ASC 715-80-50-4 through 50-10 was not required. The Company will include disclosures related to the multi-employer plans in future filings if deemed to be significant in accordance with applicable requirements.

Form 8-K filed December 7, 2017
Exhibit 99.1

2.    We note your calculation of EBITDA adjusts for “Other, net” income and expenses. Exchange Act Release No. 47226 describes EBITDA as “earnings before interest, taxes, depreciation and amortization.” Measures that are calculated differently than EBITDA as described in Exchange Act Release No. 47226 should not be characterized as EBITDA. Please revise your calculation of EBITDA or characterization of this measure in future filings. Refer to Question 103.01 of the Division’s Compliance and Disclosure Interpretations of the rules and regulations on the use of non-GAAP financial measures.

The Company acknowledges the Staff’s comment and will comply with the comment in future filings. If the Company presents EBITDA with adjustments beyond interest, taxes, depreciation and amortization in future filings it intends to refer to this financial measure as “Adjusted EBITDA.”

Please call the undersigned at 401-528-8634 extension 32072 or Christopher J. Waters, Chief Accounting Officer, at 401-528-8634 extension 33053, if you have any questions regarding the matters addressed in this letter or require any additional information.

Sincerely,

/s/ Michael P. Zechmeister
Michael P. Zechmeister
Chief Financial Officer

cc:	Joseph J. Traficanti, General Counsel and Chief Compliance Officer
Christopher J. Waters, Chief Accounting Officer